

Mail Stop 4720

December 30, 2015

Via E-mail
Karen E. McCarthy
Vice-President, Associate General Counsel and Secretary
Royal Bank of Canada
200 Bay Street
Royal Bank Plaza
Toronto, Ontario
Canada M5J 2J5

> **Re:** **Royal Bank of Canada**
> **Registration Statement on Form F-3**
> **Filed December 11, 2015**
> **File No. 333-208507**

Dear Ms. McCarthy:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Description of Debt Securities

General, page 6

1. We note your disclosure on page 7, eighth bullet point, that your debt securities may be converted or exchanged for securities of "another entity or other entities." Please either register the securities of these other entities or delete this language and make corresponding revisions on page 9 under "Conversion or Exchange of Senior Debt Securities."

Canadian Taxation, page 38

2.   Please remove the inappropriate disclaimer in the first sentence of the fourth paragraph stating that the summary of the material tax consequences "is of a general nature only," as investors are entitled to rely on the opinions expressed. In this regard, we also note that you have provided a short form opinion of Canadian tax counsel (Exhibit 8.2). Please refer to Section III.D.1 of Staff Legal Bulletin No.19 for guidance.

Exhibit 5.2 – Opinion of Norton Rose Fullbright Canada LLP

3.   Please have your Canadian counsel remove the limitation on reliance from the first sentence of the first full paragraph on page 3 of its opinion, as inappropriate. Please refer to Section II.B.3.d of Staff Legal Bulletin No.19 for guidance.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Donald R. Crawshaw, Esq.